Exhibit 12.1

U.S. Restaurant Properties, Inc.

Ratio of Earnings to Combined Fixed Charges and

Preferred Stock Dividends

(in thousands)

	Years Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Net income (loss) from continuing operations before minority interest and cumulative effect of change in accounting principle	$12,324	$17,429	$11,998	$(17,577)	$(1,651)
Add: Fixed Charges	29,377	29,089	30,264	42,829	39,225
Less: Capitalized Interest	—	—	—	(52)	(739)
Preferred Dividend Requirements	(9,965)	(8,121)	(7,102)	(7,102)	(7,102)
Minority Interest	(38)	(4,147)	(4,681)	(4,485)	(4,139)

Earnings	$31,698	$34,250	$30,479	$13,613	$25,594

Fixed Charges:
Interest Expense	$18,689	$20,129	$22,306	$35,000	$30,706
Capitalized Interest	—	—	—	52	739
Estimated Interest within Rent Expense	723	839	856	675	678
Preferred Dividend Requirements	9,965	8,121	7,102	7,102	7,102

Fixed Charges	$29,377	$29,089	$30,264	$42,829	$39,225

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.08	1.18	1.01	0.32	0.65
Deficiency of Earnings to Combined Fixed Charges and Preferred Stock Dividends	n/a	n/a	n/a	$(29,216)	$(13,631)